SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended Dec. 30, 2001

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-3034

XCEL ENERGY

EMPLOYEE STOCK OWNERSHIP PLAN

XCEL ENERGY INC. (the "Company")

800 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55402

INDEX

Page

Financial Statements:
Statements of Net Assets Available for Benefits as of Dec. 30, 2001 and 2000	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended Dec. 30, 2001	3
Notes to Financial Statements	4
Supplemental Schedules:
Schedule H — Item 4(i) — Schedule of Assets Held for Investment Purposes at End of Year	9
Schedule H — Item 4(j) — Schedule of Reportable Transactions (for the Year Ended Dec. 30, 2001)	10
Reports of Independent Accountants	11-12
Signature	13
Exhibits:
Exhibit 23.01: Consent of Independent Public Accountants	14

XCEL ENERGY
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of Dec. 30, 2001 and 2000

	2001			2000

	Allocated	Unallocated	Total	Allocated	Unallocated	Total

ASSETS:
Receivables:
Participant contributions	$2,245	$—	$2,245	$2,327	$—	$2,327
Dividends and interest	3,566,482	364,344	3,930,826	4,028,477	477,190	4,505,667
Interest-bearing cash investments	—	38,074	38,074	—	16,545	16,545
Investment in Xcel Energy Inc. common stock	263,729,437	26,936,312	290,665,749	312,206,958	36,969,970	349,176,928

Total Assets	267,298,164	27,338,730	294,636,894	316,237,762	37,463,705	353,701,467

LIABILITIES:
Loans and interest payable to Xcel Energy Inc.	—	18,659,860	18,659,860	—	24,960,251	24,960,251

Total Liabilities	—	18,659,860	18,659,860	—	24,960,251	24,960,251

Net Assets Available for Benefits	$267,298,164	$8,678,870	$275,977,034	$316,237,762	$12,503,454	$328,741,216

See accompanying notes to financial statements.

XCEL ENERGY
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended Dec. 30, 2001

	Allocated	Unallocated	Total

Contributions:
Employer	$—	$3,162,694	$3,162,694
Participants	28,356	—	28,356

TOTAL CONTRIBUTIONS	28,356	3,162,694	3,191,050
Investment income:
Earnings on interest-bearing cash	—	14,602	14,602
Dividends on Xcel Energy Inc. common stock	14,498,772	1,533,855	16,032,627
Net gain on sale of assets	19,044,672	—	19,044,672
Unrealized depreciation on Xcel Energy Inc. common stock	(32,418,025)	(1,633,257)	(34,051,282)
Allocation of 417,618 shares of Xcel Energy Inc. common stock, at market	11,692,243	(11,692,243)	—
Interfund transfers	(5,821,447)	5,821,447	—

TOTAL INVESTMENT INCOME (LOSS)	6,996,215	(5,955,596)	1,040,619

Deductions:
Benefit payments made directly to participants or beneficiaries	55,964,178	—	55,964,178
Interest expense	—	1,031,724	1,031,724
Administrative and other	(9)	(42)	(51)

TOTAL DEDUCTIONS	55,964,169	1,031,682	56,995,851

NET DECREASE	48,939,598	3,824,584	52,764,182
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	316,237,762	12,503,454	328,741,216

End of year	$267,298,164	$8,678,870	$275,977,034

See accompanying notes to financial statements.

XCEL ENERGY
EMPLOYEE STOCK OWNERSHIP PLAN
(EIN: 41-0448030 PN: 002)

NOTES TO FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

Investments — Substantially all investments of the Plan consist of common stock of Xcel Energy (“the Company”) and are carried at fair value. The Plan recognizes unrealized appreciation or depreciation in the market value of Company shares, which is determined using the year-end closing market price. Realized appreciation or depreciation is recognized by the Plan upon distribution of individual account balances to participants or beneficiaries. The cost of stock distributed is determined as the average cost basis at the time of distribution. Dividend income is recorded on the ex-dividend date.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — Because the Plan’s assets and income sources are concentrated in Company common stock, changes in the values of Company common stock could occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Other — The Plan follows the accrual basis of accounting. Administrative expenses of the Plan are paid by the Company, its participating subsidiaries, or terminating participants. Terminating participants who elect an early and additional distribution of their accounts are charged a fee by the Company to partially offset the added administrative cost for two distributions.

Reclassifications — Certain items in the 2000 Statement of Net Assets Available for Benefits were reclassified to conform to the 2001 presentation. These reclassifications had no effect on the Statement of Changes in Net Assets Available for Benefits.

2.	Plan Description

The following brief description of the Plan is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

General — Adopted in 1975, the Plan is a defined contribution employee benefit plan which provides eligible employees of NSP-Minnesota, NSP-Wisconsin, NRG Energy, Inc. and other participating subsidiaries of the former NSP (collectively the “Companies”) with the opportunity to acquire ownership of common stock of the Company, without reduction in pay or other benefits. Eligible participants may purchase additional Company common stock under the Plan by making after-tax contributions. Substantially all of the employees of the Companies are eligible to participate in the Plan after meeting the service requirements as described in the Plan.

Funding — Assets of the Plan are maintained in a trust. The Companies can make contributions to the Plan

XCEL ENERGY
Employee Stock Ownership Plan
(EIN: 41-0448030 PN: 002)

at their discretion. The Company makes contributions on behalf of the Companies to the extent that tax savings are realized by the Companies. Shares purchased with contributions made by the Company are allocated to the eligible active participants’ accounts in the proportion that the participants’ covered compensation bears to the covered compensation of all eligible participants, excluding compensation in excess of $170,000, as limited under the Internal Revenue Code 401(a)(17). Since 1977, the Plan has also allowed for voluntary savings of after-tax contributions to be made by eligible employees through payroll deductions, which are not matched by the Companies under current Plan provisions.

Benefits — Each participant is fully vested in all of the common stock allocated to the participant’s account. Participant accounts can be distributed to participants in the plan year following retirement or other termination of employment with the Companies. Qualifying participants may accelerate or delay distribution after termination of employment. The Plan also permits withdrawals of amounts attributable to employee contributions to satisfy qualifying hardships. Additionally, participants of age 55 or older who have completed at least ten years of participation in the Plan may elect to receive a limited distribution from the Plan as provided in the Plan document.

Plan Loans — Loans may be taken out by the Plan and the proceeds used to purchase shares of Company common stock. (See Note 6 for further discussion of Plan loans.) Dividends received for unallocated shares and for certain shares allocated to active participants are used to repay the loans. To the extent loan payments are made from dividends on shares allocated to participant accounts, the shares released from suspense are allocated first to affected participant accounts at the lower of cost of the shares released or current market price. Dividends are applied to loan repayments before any contributions by the Companies are applied.

Plan Termination — There is no specified term for the Plan, and the employer has not expressed any intent to terminate the Plan. However, the employer may terminate the Plan at any time in accordance with the provisions of the Employee Retirement Income Security Act (“ERISA”).

3.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated September 25, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “Code”). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

As a result, any income earned by the Plan is exempt from federal income tax. Additionally, as long as the Plan remains a qualified Plan, participants are not subject to tax on amounts contributed by the Companies until the time of distribution. Distributions in excess of the participant’s contributions will usually be taxed as ordinary income. However, if common stock is distributed, the portion of the value representing unrealized appreciation while held in the Plan may not, under certain circumstances, be subject to immediate tax. Participants of age 50 or older as of January 1, 1986, may elect 10-year averaging at pre-1987 income tax rates or 5-year averaging at current rates. Other participants who attained age 59 1/2 before tax year 2000 may have elected a one time only 5-year averaging option for lump sum distributions received.

XCEL ENERGY
Employee Stock Ownership Plan
(EIN: 41-0448030 PN: 002)

4.	Changes In Unrealized Appreciation of Company Common Stock

			Fair Market	Unrealized
	Shares	Cost	Value	Appreciation

Balance at Dec. 30, 2000	12,014,690	$218,895,543	$349,176,928	$130,281,385
Purchases	442,952	12,459,609	12,459,609	—
Distributions	(1,975,646)	(36,919,506)	(55,964,178)	(19,044,672)
Unrealized depreciation, net of gain on sale of Common Stock	—	—	(15,006,610)	(15,006,610)

Balance at Dec. 30, 2001	10,481,996	$194,435,646	$290,665,749	$96,230,103

The fair value per share of the Company’s common stock was $27.73 and $29.06 per share at Dec. 30, 2001 and 2000, respectively.

5.	Allocation of Plan Investments

The Plan’s cash investments are not allocated to participants. The Plan’s investments in Company common stock were allocated to participants’ accounts at Dec. 30, 2001 and 2000 as follows:

	2001		2000

	Allocated	Unallocated	Allocated	Unallocated

Number of Shares	9,510,618	971,378	10,742,605	1,272,085
Market Value	$263,729,437	$26,936,312	$312,206,958	$36,969,970
Cost	$172,408,706	$22,026,940	$190,812,099	$28,083,444

6.	Related Party Transactions

Transactions with the Company — Common stock dividends relate solely to Company shares held by the Plan. Receivables include dividends on Company common stock declared and payable to the Plan of $3,930,749 and $4,505,509 at Dec. 30, 2001 and 2000, respectively. Employer contributions for the 2001 plan year were based on tax savings realized by the Company.

Loan Payable — In July 2000, the Plan entered into a $20,000,000 term loan agreement with the Company as permitted by the Trust Agreement between the Trustee and the Company. The proceeds of the loan were used to purchase the Company’s common stock. The Company correspondingly obtained $20,000,000 in unsecured bank loans to finance the loans to the Plan on a long-term basis. The agreements with the Company provide for the Plan’s loans to be repaid concurrent with the Company’s repayment of bank loans, in quarterly installments over seven years.

In April 1998, September 1996 and March 1995, the Plan entered into respective $15,000,000 term loan agreements with the Company as permitted by the Trust Agreement between the Trustee and the Company.

XCEL ENERGY
Employee Stock Ownership Plan
(EIN: 41-0448030 PN: 002)

The proceeds of the loans were used to purchase the Company’s common stock. The Company correspondingly obtained $15,000,000 in unsecured bank loans to finance the loans to the Plan on a long-term basis. The agreements with the Company provide for the Plan’s loans to be repaid coincidentally with the Company’s bank loans, in quarterly installments over seven years.

Loan payments in the amount of $6,053,448 and $6,988,784 were made during the years ended Dec. 30, 2001 and 2000, respectively. The scheduled payments of the loan for the next five years and thereafter are as follows: 2002-$4,641,657; 2003-$6,310,496; 2004-$5,492,673; 2005-$2,119,120; 2006 and thereafter- $0. The loans bear interest at a variable rate which is adjusted quarterly, based on changes in London Interbank Offered Rates (“LIBOR”).

	Dec. 30, 2001		Dec. 30, 2000

	Interest	Loans	Interest	Loans
	Rate	Payable	Rate	Payable

2000 Loan	2.8%	$14,963,974	7.2%	$18,456,587
1998 Loan	2.7%	$2,145,986	7.1%	$2,707,256
1996 Loan	2.6%	$1,331,430	7.1%	$2,758,637
1995 Loan	2.7%	$122,556	7.2%	$694,914

Transactions with the Trustee — Certain investments of the Plan are short-term investments managed by Wells Fargo Bank Minnesota, N.A (“Wells Fargo”). Wells Fargo is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

7.	Information Supplied by the Trustees

Wells Fargo (Trustee) holds the Plan’s assets and executes transactions. All financial data of the plan, other than the determination of contributions, benefits paid to participants, and loan fund activity have been certified for completeness and accuracy by the Trustee. In addition, information presented in the supplemental schedules have been certified as complete and accurate by the Trustee.

8.	Subsequent Event

As of June 24, 2002, the fair value per share of Company’s common stock had declined to $14.85.

9.	Inability to Obtain Consent of Prior Independent Public Accountants

There may be risks and the participants’ recovery may be limited as a result of the Plan’s prior use of Arthur Andersen LLP as the Plan’s independent public accounting firm. On June 15, 2002, Arthur Andersen LLP was convicted for obstruction of justice charges. Arthur Andersen LLP audited the Plan for the year ended Dec. 30, 2000. On March 27, 2002, Arthur Andersen LLP was dismissed as the Plan’s independent auditors and on March 27, 2002, Deloitte & Touche LLP was hired as the Plan’s independent auditors for the year ending Dec. 30, 2002. In addition, on March 27, 2002, Deloitte & Touche LLP was hired as the Plan’s independent auditors for the year ending Dec. 30, 2001. Because the former audit partner and manager have left Arthur Andersen LLP, the Plan was not able to obtain the written consent of Arthur Andersen LLP as required by Section 7 of the Securities Act of 1933 (the Securities Act). Accordingly,

XCEL ENERGY
Employee Stock Ownership Plan
(EIN: 41-0448030 PN: 002)

participants will not be able to sue Arthur Andersen LLP pursuant to Section 11(a)(4) of the Securities Act and therefore may have their recovery limited as a result of the lack of consent.

XCEL ENERGY
Employee Stock Ownership Plan
(EIN: 41-0448030 PN: 002)

Schedule H — Item 4(i)- Schedule of Assets Held for Investment Purposes at End of Year

(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value

*Xcel Energy Inc.	Common Stock — Par $2.50	$194,435,646	$290,665,749
*Wells Fargo Bank Minnesota, NA	Wells Fargo Short-term Investment Fund	38,074	38,074

		$194,473,720	$290,703,823

*	Party in interest to the Plan.

XCEL ENERGY
Employee Stock Ownership Plan
(EIN: 41-0448030 PN: 002)

Schedule H — Item 4(j) — Schedule of Reportable Transactions (for the year ended Dec. 30, 2001)

(a) Identity of		(c) Purchase	(d) Selling	(g) Cost of	(h) Current	(i) Net gain
party involved	(b) Description of asset	price	price	Asset	value	or (loss)

Series of Transactions - Security of the Same Issue
Xcel Energy Inc.	Purchases of Xcel Energy Inc. Common Stock by the Plan	$12,459,609
Xcel Energy Inc.	Sales of Xcel Energy Inc. Common Stock by the Plan		$55,964,178	$36,919,506		$19,044,672
Series of Transactions - Same Person
Xcel Energy Inc.	Xcel Energy Inc. Common Stock Dividends, Employer Contribution, and Purchase of Common Stock from Xcel Energy Inc.				$31,654,930

     No reportable transactions were for lease rental or had expense incurred with these transactions.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator
of the Xcel Energy
Employee Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of the Xcel Energy Employee Stock Ownership Plan (the “Plan”) as of December 30, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Xcel Energy Employee Stock Ownership Plan as of December 30, 2000 were audited by other auditors whose report dated June 15, 2001, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2001 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 30, 2001 and schedule of reportable transactions for the year ended December 30, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
June 24, 2002

THIS IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP REPORT. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP. (SEE NOTE 9 FOR FURTHER DISCUSSION)

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator
of the Xcel Energy
Employee Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of the Xcel Energy Employee Stock Ownership Plan (the “Plan”) as of Dec. 30, 2000, and the related statement of changes in net assets available for benefits for the year ended Dec. 30, 2000. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Xcel Energy Employee Stock Ownership Plan as of Dec. 30, 1999 were audited by other auditors whose report dated June 27, 2000, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of Dec. 30, 2000 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP
Minneapolis, Minnesota
June 15, 2001

Signature

As permitted under Form 11-K rules, the Company’s Employee Stock Ownership Plan is filing plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Company’s Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xcel Energy Employee Stock Ownership Plan

(Registrant)

	By	/s/ DAVID E. RIPKA

June 28, 2002		David E. Ripka Vice President and Controller Xcel Energy Inc.